UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies pieces of news in the media

—

Rio de Janeiro, March 15, 2024 – Petróleo Brasileiro S.A. – Petrobras, regarding the article "Controversy puts dialogue between Petrobras and the market in check", published in Valor Econômico this Friday, reiterates that the company did not promise or signal a direction for extraordinary dividends at an event with analysts and investors, as already disclosed in a release on March 12.

Petrobras reaffirms that the material presented at the event held with analysts and investors on 01/30/2024 and 01/31/2024 does not signal the payment of extraordinary dividends, as wrongly stated in the article. The part of the presentation that mentions the dividend process contains public information on parameters, guidelines and the process that supports shareholder remuneration decisions. The material is available on the company's investor website, as well as at the CVM and the SEC.

One of the screens shows the history of payments as provided for in the shareholder remuneration policy, which does not indicate any future payment. The material points out that the decision to distribute dividends follows the same process (framework), considering various factors and variables such as results, financial condition, cash needs, current and potential market prospects, as well as investment opportunities. Maintaining the same process for analyzing these variables does not constitute a promise or a sign of payment, as these events are subject to a series of risks and uncertainties.

Regarding analysts' reports, it is common knowledge that several banks published their projections for extraordinary dividends even before the event in January. Since October 2023, analysts' reports have been circulating with expectations of paying extraordinary dividends, based on their own assessments. In this context, it is important to note that the company has no control over the publications of these analysts or their content.

Therefore, the company has not released any prior indications regarding the payment of extraordinary dividends, as the report leads us to believe. The company values transparency in its communication to the market and clarifies once again that meetings with analysts and investors are held in the normal course of its activities and that the company does not disclose material non-public information at such events.

Finally, the Company reinforces its commitment to compliance with applicable governance practices and procedures.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer